Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Lufax, nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement is not for release, publication or distribution into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

To the extent the Lufax Offers referred to in this joint announcement are being made into the U.S., they are being made directly by the Joint Offerors. References in this joint announcement to the Lufax Offers being made by Morgan Stanley on behalf of the Joint Offerors should be construed accordingly.

Ping An Insurance (Group) Company of China, Ltd.

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

Stock Code: 2318 (HKD counter) and

82318 (RMB counter)

An Ke Technology

Company Limited

(Incorporated in Hong Kong with limited liability)

China Ping An Insurance

Overseas (Holdings) Limited

(Incorporated in Hong Kong with limited liability)

Lufax Holding Ltd 陆金所控股有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6623) (NYSE Stock Ticker: LU)

JOINT ANNOUNCEMENT

(1) CLOSE OF (I) MANDATORY UNCONDITIONAL CASH OFFERS

(TRIGGERED BY ELECTION OF LUFAX SPECIAL DIVIDEND) BY

MORGAN STANLEY FOR AND ON BEHALF OF THE JOINT OFFERORS

(i) TO ACQUIRE ALL ISSUED LUFAX SHARES AND LUFAX ADSs AND

LUFAX SHARES AND LUFAX ADSs TO BE ISSUED UNDER THE LUFAX

2014 SHARE INCENTIVE PLAN AND THE LUFAX 2019 PERFORMANCE

SHARE UNIT PLAN (OTHER THAN THOSE ALREADY OWNED BY THE

OFFEROR GROUP) AND (ii) TO CANCEL ALL OUTSTANDING LUFAX

OPTIONS; AND (II) LUFAX PSU ARRANGEMENT WITH RESPECT TO

ALL UNVESTED LUFAX PSUs;

(2) RESULTS OF THE LUFAX OFFERS;

AND

(3) PUBLIC FLOAT OF LUFAX

Financial adviser to the Joint Offerors	Financial adviser to Lufax

Morgan Stanley Asia Limited	Independent Financial Adviser to the Lufax Independent Board Committee

INTRODUCTION

References are made to (i) the composite document dated September 27, 2024 regarding the Lufax Offers (the “Composite Document”); and (ii) the supplemental announcement dated October 16, 2024, both jointly published by the Offeror Group and Lufax. Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Composite Document.

CLOSE OF THE LUFAX OFFERS

The Offeror Group and Lufax jointly announce that the Lufax Offers closed at 4:00 p.m. on Monday, October 28, 2024 (Hong Kong time) and were not further revised or extended by the Offeror Group.

RESULTS OF THE LUFAX OFFERS

As at 4:00 p.m. on Monday, October 28, 2024 (Hong Kong time), being the latest time and date for acceptance of the Lufax Offers as set out in the Composite Document, the Joint Offerors:

(i)

had received valid acceptance in respect of 44,842 Lufax Shares under the Lufax non-US Offer, representing approximately 0.00% of the total issued Lufax Shares as at the date of this joint announcement;

(ii)

had received valid acceptances in respect of 57,828 Lufax ADS under the Lufax US Offer, representing 115,656 Lufax Shares and approximately 0.01% of the total issued Lufax Shares as at the date of this joint announcement; and

(iii)	had not received any valid acceptance in respect of the Lufax Options and Lufax PSUs under the Lufax Option Offer and Lufax PSU Arrangement.

Save for the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Lufax Scrip Dividend Scheme (under which 305,989,352 and 203,890,905 new Lufax Shares, representing approximately 17.65% and 11.76% of the total issued Lufax Shares as at the date of this joint announcement, were allotted and issued to An Ke Technology and Ping An Overseas Holdings) and the abovementioned acceptances under the Lufax non-US Offer and the Lufax US Offer, the Offeror Group and parties acting in concert with them had not acquired or agreed to acquire any Lufax Shares or rights over Lufax Shares and had not borrowed or lent any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in respect of Lufax during the Offer Period.

Immediately after the close of the Lufax Offers, the Joint Offerors are interested in an aggregate of 984,945,755 Lufax Shares, representing approximately 56.82% of the total issued Lufax Shares as at the date of this joint announcement.

The Lufax Offers did not cause the Lufax ADSs and Lufax Shares to become eligible for deregistration under the Exchange Act or the Lufax ADSs not to satisfy NYSE listing conditions.

SETTLEMENT OF THE LUFAX SHARE OFFERS

The settlement of the consideration in respect of the acceptances of the Lufax non-US Offer will be made no later than seven (7) HK Business Days following the date of receipt of duly completed and valid acceptance of the Lufax non-US Offer, or by the Expected Last Payment Date (being Wednesday, October 30, 2024), whichever is earlier. The settlement of the consideration in respect of the acceptances of the Lufax US Offer will be made by the Expected Last Payment Date (being Wednesday, October 30, 2024) in accordance with the Exchange Act.

No fractions of a cent will be payable and the amount of the consideration payable will be rounded up to the nearest cent.

SHAREHOLDING STRUCTURE OF LUFAX

Set out below is the shareholding structure of Lufax (i) immediately before the commencement of the Offer Period; and (ii) immediately upon the close of the Lufax Offers and as at the date of this joint announcement:

	Immediately before the commencement of the Offer Period		Immediately upon the close of the Lufax Offers and as at the date of this joint announcement
		Percentage of shareholding of the total issued Lufax		Percentage of shareholding of the total issued Lufax
Lufax Shareholders	No. of Lufax Shares	Shares (%) (Note 6)	No. of Lufax Shares	Shares (%) (Note 7)
The Joint Offerors (Notes 1 & 5)
– An Ke Technology	285,000,000	24.86	591,149,850	34.10
– Ping An Overseas Holdings	189,905,000	16.57	393,795,905	22.72
Sub-total of the Joint Offerors:	474,905,000	41.43	984,945,755	56.82
The Joint Offerors’ Directors
– Mr. Huang Philip (Note 2)	14,250	0.00	14,250	0.00
– Ms. Zhang Zhichun (Note 2)	6,222	0.00	6,222	0.00
Directors of Lufax
– Mr. Gregory Dean GIBB	31,083	0.00	31,083	0.00
Tun Kung Company Limited (Notes 3 & 4)	308,198,174	26.89	308,198,174	17.78
Other shareholders	363,164,442	31.68	440,144,798	25.39
Total	1,146,319,171	100.00	1,733,340,282	100.00

Notes:

1.

An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Group. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Group. As such, under the SFO, as at the date of this joint announcement, Ping An Financial Technology is deemed to be interested in the 591,149,850 Lufax Shares held by An Ke Technology, and Ping An Group is deemed to be interested in the 591,149,850 Lufax Shares held by An Ke Technology and 393,795,905 Lufax Shares held by Ping An Overseas Holdings.

As at the date of this joint announcement, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to US$976.9 million, comprising US$507.988 million for the convertible promissory note issued to Ping An Overseas Holdings and US$468.912 million for the convertible promissory note issued to An Ke Technology. According to the terms and conditions of the Ping An Convertible Promissory Notes, the conversion period of the Ping An Convertible Promissory Notes will commence on April 30, 2026.

Save as disclosed in the table above, the Offeror Group and parties acting in connect with them did not hold, control or have direction over any Lufax Shares or rights over Lufax Shares before the Offer Period.

2.

Mr. Huang Philip, a director of An Ke Technology, beneficially owned 7,125 Lufax ADSs representing 14,250 Lufax Shares. Ms. Zhang Zhichun, a director of Ping An Overseas Holdings, beneficially owned 3,111 Lufax ADSs representing 6,222 Lufax Shares.

3.

Each of Lanbang Investment Company Limited (“Lanbang”) and Tongjun Investment Company Limited (“Tongjun”) holds 56.37% and 43.63% of the issued and outstanding share capital of Tun Kung Company Limited (“Tun Kung”), respectively. According to the relevant forms of disclosure of interests, (i) Lanbang is directly held by Mr. Jingkui SHI and Mr. Xuelian YANG as to 50% and 50%; and (ii) Tongjun is directly held by Mr. Wenwei DOU and Ms. Wenjun WANG as to 50% and 50%. Mr. Wenwei DOU and Ms. Wenjun WANG acts as nominee shareholders to hold the shares of Tongjun on behalf of the beneficiaries, who are senior employees of Ping An Group and its subsidiaries or associates.

Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang (“Lanbang Offshore Call Options”). Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology’s exercise of the Lanbang Offshore Call Options. Lanbang has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung (“Tun Kung Offshore Call Options” , together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang is entitled to its voting and other rights in Tun Kung prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. Mr. Jingkui SHI and Mr. Xuelian YANG also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds 18.29% of the equity interest in two of the Consolidated Affiliated Entities, Shanghai Xiongguo Corporation Management Co., Ltd. (上海雄國企業管理有限公司) and Shenzhen Lufax Holding Enterprise Management Co., Ltd. (深圳市陸控企業管理有限公司). Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to Ping An Financial Technology to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”), and together with the Offshore Call Options, the “Call Options”). As far as Tun Kung is aware, save for the Call Options, each of Mr. Jingkui SHI and Mr. Xuelian YANG has no other relationship with the Offeror Group as of the date of this joint announcement and there is no acting-in-concert arrangement between Tun Kung (including its shareholders) and the Offeror Group, nor does Tun Kung holds the Lufax Shares on behalf of the Offeror Group. The Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke Technology or Ping An Financial Technology, as applicable, by written notice.

For details of the Call Options, see note (2) to the subsection headed “History and Corporate Structure – Our Corporate Structure” in the listing document of Lufax dated April 11, 2023.

4.

Tun Kung beneficially owned 308,198,174 Lufax Shares, consisting of (i) 246,550,714 Lufax Shares held of record by Tun Kung; (ii) 16,497,372 Lufax ADSs representing 32,994,744 Lufax Shares recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023; and (iii) 28,652,716 Lufax Shares are held through Central Clearing and Settlement System (CCASS) established and operated by Hong Kong Securities Clearing Company Limited (HKSCC).

5.

Morgan Stanley is the financial adviser to the Joint Offerors in respect of the Lufax non-US Offer, the Lufax Option Offer and the Lufax PSU Arrangement. Accordingly, Morgan Stanley and the relevant members of the Morgan Stanley group which hold Lufax Shares on an own account basis or manage Lufax Shares on a discretionary basis are presumed to be acting in concert with the Joint Offerors in relation to Lufax in accordance with class (5) of the definition of “acting in concert” under the Takeovers Code (except in respect of the Lufax Shares held by members of the Morgan Stanley group which are exempt principal traders or exempt fund managers, in each case recognized by the Executive as such for the purposes of the Takeovers Code). Members of the Morgan Stanley group which are exempt principal traders and exempt fund managers which are connected for the sole reason that they control, are controlled by or are under the same control as Morgan Stanley are not presumed to be acting in concert with the Joint Offerors. The statements in this joint announcement as to holdings, borrowings or lendings of, or dealings in, the Lufax Shares or any other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Lufax by the Offeror Group and parties acting in concert with them are subject to the holdings, borrowings, lendings, or dealings (if any) of relevant members of the Morgan Stanley group presumed to be acting in concert with the Joint Offerors.

6.

The calculation is based on the total number of 1,146,319,171 Lufax Shares issued and outstanding as of the date of the Initial Announcement (excluding the treasury shares held by Lufax, which comprised the Lufax Shares underlying Lufax ADSs repurchased by Lufax pursuant to the share repurchase programs and Lufax Shares issued to the Lufax Depositary for bulk issuance of Lufax ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans of Lufax).

7.

The calculation is based on the total number of 1,733,340,282 Lufax Shares issued and outstanding as of the date of this joint announcement (excluding the treasury shares held by Lufax, which comprised the Lufax Shares underlying Lufax ADSs repurchased by Lufax pursuant to the share repurchase programs and Lufax Shares issued to the Lufax Depositary for bulk issuance of Lufax ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans of Lufax).

PUBLIC FLOAT OF LUFAX

Immediately upon the close of the Lufax Offers and as at the date of this joint announcement, a total of 440,165,270 Lufax Shares, representing approximately 25.39% of the total issued Lufax Shares, are held by the public (as defined in the Listing Rules). Accordingly, Lufax continues to satisfy the minimum public float requirement of 25% as set out under Rule 8.08(1)(a) of the Listing Rules.

By order of the board of directors of	By order of the board of directors of
Ping An Insurance (Group) Company of	Lufax Holding Ltd
China, Ltd.	Yong Suk CHO
Sheng Ruisheng	Chairman of the Board and Chief Executive Officer
Company Secretary

By order of the board of directors of
An Ke Technology Company Limited
Wang Shiyong
Director

By order of the board of directors of
China Ping An Insurance
Overseas (Holdings) Limited
Tung Hoi
Director

Shenzhen, the PRC, October 28, 2024

As at the date of this joint announcement, the executive directors of Ping An Group are Ma Mingzhe, Xie Yonglin, Michael Guo, Cai Fangfang and Fu Xin; the non-executive directors of Ping An Group are Soopakij Chearavanont, Yang Xiaoping, He Jianfeng and Cai Xun; and the independent non-executive directors of Ping An Group are Ng Sing Yip, Chu Yiyun, Liu Hong, Ng Kong Ping Albert, Jin Li and Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, An Ke Technology and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of An Ke Technology are Wang Shiyong, Huang Philip and Cheung Siu Man.

The directors of An Ke Technology jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and Ping An Overseas Holdings) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of Ping An Overseas Holdings are Cheng Jianxin, Deng Benjamin Bin, Tung Hoi and Zhang Zhichun.

The directors of Ping An Overseas Holdings jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and An Ke Technology) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and An Ke Technology) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of Lufax comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

The directors of Lufax jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror Group) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.